International Growth Fund

Merger Attachment




Acquisition of Putnam Asia Pacific Growth and Putnam Emerging Growth Funds

On August 16, 2002, the fund issued 5,214,191, 3,870,317,
138,961, and 202,045 of class A,
class B, class C and class M shares to acquire Putnam
 Asia Pacific Fund and Putnam
Emerging Markets Fund net assets in a tax-free exchange approved by the shareholders. The net assets of the fund, Putnam Asia Pacific Fund and Putnam
Emerging Markets Fund on
August 16, 2002, valuation date, were $10,713,632,846,
$160,983,391 and $78,061,315,
respectively. On August 16, 2002, Putnam Asia Pacific Fund and Putnam Emerging Markets
Fund had unrealized appreciation of $1,405,114 and $10,106,846, respectively.

The aggregate net assets of the fund immediately following the acquisition were $10,952,677,552.